UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Green Plains, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393222104

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,269
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		299,602
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

299,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,694
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		288,358
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

288,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd Segregated Portfolio H
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		895,975
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

895,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

895,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series Q*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		479,757
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

479,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Q is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

7

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series R*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series R is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

8

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series S*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,203,441
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,203,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,203,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

*This Series S is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

9

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series T*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

*This Series T is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

10

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,359
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,922,006
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,922,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,922,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IA, OO

12

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

13

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

The Ancora Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,359
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,928,869
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,928,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,928,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,928,869
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,928,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,928,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 393222104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Catalyst SPV I LP – Series Q, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV Q”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Catalyst SPV I LP – Series R, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV R”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Catalyst SPV I LP – Series S, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV S”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Catalyst SPV I LP – Series T, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV T,” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora SPV Q, Ancora SPV R and Ancora SPV S, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
(ix)	Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H, a Cayman Islands segregated portfolio company (“Ancora SPC H” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(x)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to a certain separately managed account (the “Ancora Advisors SMA”);
18

CUSIP No. 393222104

(xi)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and certain separately managed accounts (the “Ancora Alternatives SMAs”);
(xii)	Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to certain separately managed accounts (the “Ancora Family Wealth SMAs”);
(xiii)	The Ancora Group LLC, an Ohio limited liability company (“Ancora LLC”), as the sole member of Ancora Advisors;
(xiv)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xv)	Ancora Holdings Group, LLC, an Delaware limited liability company (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole member of Ancora LLC; and
(xvi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC H. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA, Ancora Alternatives SMAs and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 26,269 Shares owned directly by Ancora Merlin is approximately $876,616, including brokerage commissions. The aggregate purchase price of the 299,602 Shares owned directly by Ancora Merlin Institutional is approximately $9,979,373, including brokerage commissions. The aggregate purchase price of the 25,694 Shares owned directly by Ancora Catalyst is approximately $855,363, including brokerage commissions. The aggregate purchase price of the 288,358 Shares owned directly by Ancora Catalyst Institutional is approximately $9,590,813, including brokerage commissions. The aggregate purchase price of the 479,757 Shares owned directly by Ancora SPV Q is approximately $16,018,061, including brokerage commissions. The aggregate purchase price of the 1,203,441 Shares owned directly by Ancora SPV S is approximately $40,138,306, including brokerage commissions. The aggregate purchase price of the 895,975 Shares owned directly by Ancora SPC H is approximately $29,842,703, including brokerage commissions. The aggregate purchase price of the 3,359 Shares held in the Ancora Advisors SMA is approximately $111,855, including brokerage commissions. The aggregate purchase price of the 702,910 Shares held in the Ancora Alternatives SMAs is approximately $23,450,787, including brokerage commissions. The aggregate purchase price of the 3,504 Shares held in the Ancora Family Wealth SMAs is approximately $114,302, including brokerage commissions.

19

CUSIP No. 393222104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2022, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”). In the letter, the Reporting Persons recognized the dialogue they have had with management and the Board since the filing of the initial Schedule 13D in August 2021, and noted that they have been encouraged by the Company’s recent efforts to enhance its corporate governance and refresh its Board. While the Reporting Persons view the recent changes, many of which were reactionary, as a step in the right direction, they stated in the letter that there is still room for further improvement. In the letter, the Reporting Persons also expressed disappointment that the Board has been unwilling to work with them to appoint a shareholder representative who possesses relevant and technical experience to the Board.

The Reporting Persons further noted that the purpose of the letter to the Board was in part to express their thoughts on how a proxy contest at the 2022 Annual Meeting can be avoided, noting that there are important deadlines, decisions and triggering events in the coming weeks. Notably, the Reporting Persons highlighted the ways in which the Board’s recent amendments to the Bylaws were mostly “window dressing” changes that fail to truly strengthen shareholder rights and promote the Issuer’s accountability to shareholders. For example, the Reporting Persons noted that the Board had left in place its classified structure, the inability for shareholders to remove directors without cause, and a supermajority vote requirement of 66 2/3% of the outstanding shares to remove directors for cause. Although the Board’s amendments included lowering the ownership threshold for calling a special meeting of shareholders, other shareholder-unfriendly provisions make the ability to call any such special meeting virtually meaningless. The Reporting Persons believe that the Board has an opportunity to demonstrate a genuine commitment to meaningful corporate governance enhancements by taking the necessary actions to declassify the Board at the 2022 Annual Meeting. The Reporting Persons also stated in the letter that board declassification would undoubtedly be well-received by the Issuer’s institutional shareholder base as it would demonstrate that the Board supports meaningful shareholder rights rather than just trying to give an appearance of being shareholder-friendly. The Reporting Persons look forward to continuing a dialogue with the Board and seeking to create meaningful corporate governance changes that enhance shareholder value.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,595,978 Shares outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 26,269 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 26,269

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B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 299,602 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 299,602
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 299,602

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 25,694 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,694
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,694

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 288,358 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,358
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,358

E.	Ancora SPV Q
(a)	As of the date hereof, Ancora SPV Q beneficially owned directly 479,757 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 479,757
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 479,757

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F.	Ancora SPV R
(a)	As of the date hereof, Ancora SPV R beneficially owned directly 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

G.	Ancora SPV S
(a)	As of the date hereof, Ancora SPV S beneficially owned directly 1,203,441 Shares.

Percentage: 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,203,441
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,203,441

H.	Ancora SPV T
(a)	As of the date hereof, Ancora SPV T beneficially owned directly 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
I.	Ancora SPC H
(a)	As of the date hereof, Ancora SPC H beneficially owned directly 895,975 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 895,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 895,975

J.	Ancora Advisors
(a)	As of the date hereof, 3,359 Shares were held in the Ancora Advisors SMA. Ancora Advisors, as the investment advisor to the Ancora Advisors SMA, may be deemed to beneficially own 3,359 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,359 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,359
K.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 3,922,006 Shares consisting of (i) 26,269 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 895,975 Shares beneficially owned directly by Ancora SPC H and (x) 702,910 Shares held in the Ancora Alternatives SMAs.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,922,006
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,922,006

L.	Ancora Family Wealth
(a)	As of the date hereof, 3,504 Shares were held in the Ancora Family Wealth SMAs. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

M.	Ancora LLC
(a)	Ancora LLC, as the sole member of Ancora Advisors, may be deemed to beneficially own 3,359 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,359 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,359

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N.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

O.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives, Inverness Holdings and Ancora LLC, may be deemed to beneficially own 3,928,869 Shares consisting of (i) 26,269 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 895,975 Shares beneficially owned directly by Ancora SPC H, (viii) 702,910 Shares held in the Ancora Alternatives SMAs, (ix) 3,359 Shares held in the Ancora Advisors SMA, and (x) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,928,869
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,928,869

P.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 3,928,869 Shares consisting of (i) 26,269 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 895,975 Shares beneficially owned directly by Ancora SPC H, (viii) 702,910 Shares held in the Ancora Alternatives SMAs, (ix) 3,359 Shares held in the Ancora Advisors SMA, and (x) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,928,869
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,928,869

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Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate 9,100 Shares, 900 Shares, 800 Shares and 9,200 Shares, respectively, which have an exercise price of $27 and which expire on January 21, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate of 43,000 Shares, 3,500 Shares, 4,000 Shares and 48,300 Shares, respectively, which have an exercise price of $20 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate of 36,800 Shares, 32,000 Shares, 33,000 Shares and 36,700 Shares, respectively, which have an exercise price of $22 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional purchased American-style put options referencing an aggregate of 54,600 Shares, 4,800 Shares, 6,100 Shares and 70,400 Shares, respectively, which have an exercise price of $25 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate of 46,400 Shares, 4,300 Shares, 4,000 Shares and 44,200 Shares, respectively, which have an exercise price of $25 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional purchased American-style put options referencing an aggregate of 46,700 Shares, 4,000 Shares, 3,900 Shares and 44,300 Shares, respectively, which have an exercise price of $27 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional purchased American-style put options referencing an aggregate of 33,700 Shares, 2,900 Shares, 2,900 Shares and 33,600 Shares, respectively, which have an exercise price of $25 per Share, and which expire on June 17, 2022.

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Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate of 7,100 Shares, 600 Shares, 600 Shares and 7,100 Shares, respectively, which have an exercise price of $20 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin and Ancora Merlin Institutional sold American-style put options referencing an aggregate of 24,400 Shares, 2,200 Shares, 2,200 Shares and 24,300 Shares, respectively, which have an exercise price of $23 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Ancora Alternatives SMAs purchased American-style put options referencing an aggregate of 40,000 Shares which have an exercise price of $22 per Share and which expire on December 16, 2022.

Ancora Alternatives SMAs purchased American-style put options referencing an aggregate of 40,000 Shares which have an exercise price of $27 per Share and which expire on June 17, 2022.

Ancora Alternatives SMAs purchased American-style put options referencing an aggregate of 12,500 Shares which have an exercise price of $30 per Share and which expire on December 16, 2022.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board of Directors, dated January 17, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Catalyst SPV I LP – Series Q
Ancora Catalyst SPV I LP – Series R
Ancora Catalyst SPV I LP – Series S
Ancora Catalyst SPV I LP – Series T

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Advisors, LLC

By:	The Ancora Group LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Holdings Group, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

ANCORA CATALYST INSTITUTIONAL, L.P.

Sale of Dec. 16, 2022 Put Options ($22.00 Strike Price)	(36,800)	$2.2214	12/10/2021
Purchase of Dec. 16, 2022 Put Options ($25.00 Strike Price)	54,600	$3.1436	12/10/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(17,800)	$1.6716	12/10/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(9,200)	$1.3384	12/16/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	9,200	$1.8665	12/16/2021
Sale of Jan. 21, 2022 Put Options ($27.00 Strike Price)	(9,100)	$0.1400	12/17/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(37,200)	$1.4650	12/17/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	37,500	$2.0350	12/17/2021
Purchase of June 17, 2022 Put Options ($25.00 Strike Price)	33,700	$1.8136	12/17/2021
Sale of Nov. 18, 2022 Put Options ($20.00 Strike Price)	(7,100)	$1.5400	12/17/2021
Sale of Nov. 18, 2022 Put Options ($23.00 Strike Price)	(24,400)	$2.6450	12/17/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(25,200)	$1.8400	12/17/2021

ANCORA CATALYST, LP

Sale of Dec. 16, 2022 Put Options ($22.00 Strike Price)	(3,200)	$2.2214	12/10/2021
Purchase of Dec. 16, 2022 Put Options ($25.00 Strike Price)	4,800	$3.1436	12/10/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(1,600)	$1.6716	12/10/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(800)	$1.3359	12/16/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	800	$1.8690	12/16/2021
Sale of Jan. 21, 2022 Put Options ($27.00 Strike Price)	(900)	$0.1389	12/17/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(3,500)	$1.4650	12/17/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	3,200	$2.0350	12/17/2021
Purchase of June 17, 2022 Put Options ($25.00 Strike Price)	2,900	$1.8136	12/17/2021
Sale of Nov. 18, 2022 Put Options ($20.00 Strike Price)	(600)	$1.5333	12/17/2021
Sale of Nov. 18, 2022 Put Options ($23.00 Strike Price)	(2,200)	$2.6450	12/17/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(1,900)	$1.8400	12/17/2021

ANCORA MERLIN, LP

Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(1,700)	$1.1288	12/10/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	1,600	$1.6330	12/10/2021
Sale of Dec. 16, 2022 Put Options ($22.00 Strike Price)	(3,300)	$2.1594	12/10/2021
Purchase of Dec. 16, 2022 Put Options ($25.00 Strike Price)	6,100	$3.0740	12/10/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(2,800)	$1.6219	12/10/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(800)	$1.2727	12/16/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	800	$1.8757	12/16/2021
Sale of Jan. 21, 2022 Put Options ($27.00 Strike Price)	(800)	$0.1623	12/17/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(1,500)	$1.3998	12/17/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	1,500	$1.9846	12/17/2021
Purchase of June 17, 2022 Put Options ($25.00 Strike Price)	2,900	$1.8017	12/17/2021
Sale of Nov. 18, 2022 Put Options ($20.00 Strike Price)	(600)	$1.5423	12/17/2021
Sale of Nov. 18, 2022 Put Options ($23.00 Strike Price)	(2,200)	$1.2703	12/20/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(1,200)	$1.8423	12/20/2021
Purchase of Common Stock	955	35.9844	01/03/2022

ANCORA MERLIN INSTITUTIONAL, L.P.

Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(18,300)	$1.1288	12/10/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	18,400	$1.6330	12/10/2021
Sale of Dec. 16, 2022 Put Options ($22.00 Strike Price)	(36,700)	$2.1594	12/10/2021
Purchase of Dec. 16, 2022 Put Options ($25.00 Strike Price)	70,400	$3.0740	12/10/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(33,700)	$1.6219	12/10/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(9,200)	$1.2727	12/16/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	9,200	$1.8757	12/16/2021
Sale of Jan. 21, 2022 Put Options ($27.00 Strike Price)	(9,200)	$0.1623	12/17/2021
Sale of May 20, 2022 Put Options ($25.00 Strike Price)	(16,700)	$1.3998	12/17/2021
Purchase of May 20, 2022 Put Options ($27.00 Strike Price)	16,700	$1.9846	12/17/2021
Purchase of June 17, 2022 Put Options ($25.00 Strike Price)	33,600	$1.8017	12/17/2021
Sale of Nov. 18, 2022 Put Options ($20.00 Strike Price)	(7,100)	$1.5423	12/17/2021
Sale of Nov. 18, 2022 Put Options ($23.00 Strike Price)	(24,300)	$2.6339	12/17/2021
Sale of Dec. 16, 2022 Put Options ($20.00 Strike Price)	(14,600)	$1.8423	12/17/2021

ANCORA CATALYST SPV I SPC LTD SEGREGATED PORTFOLIO H

Purchase of Common Stock	5,301	35.9918	01/03/2022

ANCORA ALTERNATIVES, LLC

(through Separately Managed Accounts)

Purchase of Common Stock	50,000	35.1758	12/15/2021
Purchase of Common Stock	25,000	35.9777	12/16/2021
Purchase of Common Stock	25,000	34.7504	12/17/2021
Purchase of Common Stock	7,440	34.1249	12/20/2021
Purchase of Dec. 16, 2022 Put Options ($22.00 Strike Price)	40,000	$2.5402	12/21/2021
Purchase of June 17, 2022 Put Options ($27.00 Strike Price)	40,000	$2.4413	12/21/2021
Purchase of Common Stock	12,898	37.6332	01/04/2022
Purchase of Common Stock	12,102	38.2645	01/05/2022
Purchase of Dec. 16, 2022 Put Options ($30.00 Strike Price)	12,500	$4.7948	01/06/2022